UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

AMENDED SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2022

StartEngine Collectibles Fund I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 W ALAMEDA AVE., SUITE 1200
BURBANK, CALIFORNIA 91505
(Full mailing address of principal executive offices)

(949) 415-8730
Issuer’s telephone number, including area code

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

Overview

StartEngine Collectibles Fund I LLC (“we”, “us”, “our”, or “the company”) is a series limited liability company formed on October 14, 2020, pursuant to Section 18-215 of the Delaware Limited Liability company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. The company has been engaged primarily in acquiring and managing underlying assets, which are “collectibles” – generally, assets of limited quantity that have a perceived or demonstrated value (e.g., fine art, wine, watches, trading cards and comics). Each series can own one type of assets or a variety of assets. StartEngine Assets LLC (our “Manager” or “Managing Member”) is the Administrative Manager for the company and each series, the Asset Manager for each series and the managing member of the company.

We offer and sell interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series.

As at September 23, 2022, the following series have been authorized by the company:

SERIES TABLE
SERIES NAME	QUALIFICATION DATE	UNDERLYING ASSETS	STATUS	CLOSING DATE
Series Wine #2020PAVIE	September 1, 2021	Chateau Pavie 2020 Saint Emilion, 1er Grand Cru Classé 'A' (60 Bottles)	CLOSED	11/10/2021
Series Wine #2020CHBL	September 1, 2021	Chateau Cheval Blanc 2020 Saint Emilion 1er Grand Cru Classé 'A' (18 Bottles)	CLOSED	11/10/2021
Series Wine #2020AUSO	September 1, 2021	Chateau Ausone 2020 Saint Emilion 1er Grand Cru Classé 'A' (36 Bottles)	CLOSED	11/10/2021
Series Wine #2020ANGE	September 1, 2021	Chateau Angelus Saint Emilion, 1er Grand Cru, Classé 'A' (36 Bottles)	CLOSED	11/10/2021
Series Wine #2020CERT	September 1, 2021	Vieux Chateau Certan 2020 Pomerol (30 Bottles)	CLOSED	11/10/2021
Series Wine #2005LPIN	November 23, 2021	Le Pin, Pomerol 2005 (12 Bottles)	OPEN	*

SERIES TABLE
SERIES NAME	QUALIFICATION DATE	UNDERLYING ASSETS	STATUS	CLOSING DATE
Series Wine #2015HBRI	November 23, 2021	Chateau Haut-Brion Premier Cru Classe, Pessac-Leognan 2015 (60 bottles)	OPEN	*
Series Wine #2000EGLC	November 23, 2021	Chateau L'Eglise-Clinet, Pomerol 2000 (96 bottles)	OPEN	*
Series Wine #2016CHAM	November 23, 2021	Domaine Georges Roumier, Chambolle-Musigny Premier Cru, Les Amoureuses (1 bottle)	CLOSED	4/21/222
Series Wine #2016BONMA	November 23, 2021	Domaine Georges Roumier, Bonnes Mares Grand Cru 2016 (12 bottles)	OPEN	*
Series Wine #2016MUSIG	November 23, 2021	Domaine Georges Roumier, Musigny Grand Cru 2016 (1 bottle)	OPEN	*
Series Wine #2009PETRUS	November 23, 2021	Chateau Petrus 2009 (12 bottles)	OPEN	*
Series Wine #2010PETRUS	November 23, 2021	Chateau Petrus 2010 (12 bottles)	CLOSED	8/5/2022
Series Art #WARHOLMARILYN	November 23, 2021	Andy Warhol, Marilyn, 1967, screenprint in colors, 36 x 36 inches, edition of 250	CLOSED	7/8/2022
Series Art #LICHTENSTEINSWEET	November 23, 2021	Roy Lichtenstein, Sweet Dreams Baby, 1965, screenprint in colors, 38 x 28 inches, edition of 200	OPEN	*
Series Sports #JORDANROOKIE	November 23, 2021	Michael Jordan, Fleer #57, 1986 (Rookie Card), PSA 10	OPEN	*
Series Sports #JAMESREFRACTOR	November 23, 2021	LeBron James, Topps Chrome Refractors #111, 2003-04 (Rookie Card), BGS 10	CLOSED	6/2/2022
Series Art #INDIANALOVE	December 15, 2021	Robert Indiana, LOVE (Blue and Red), 1966/2001, Polychrome Aluminum, 18 x 18 inches, edition 2/8	OPEN	*
Series Art #HIRSTDOTS	December 15, 2021	Damien Hirst, Loperamide, 2005, Household Gloss on canvas, 63 x 45 inches	OPEN	*
Series Sports #JACKIEROOKIE	December 15, 2021	Jackie Robinson, Leaf #79, 1948-1949, (Rookie Card), PSA 8	OPEN	*
Series Comics #BATMAN	December 15, 2021	Batman #1, DC, 1940, CGC 2.0	OPEN	*
Series Wine #2012CRISTAL	March 1, 2022	Cristal 2012 (72 bottles)	OPEN	*
Series Wine #2008DOMP	March 1, 2022	Dom Perignon 2008 (60 bottles)	OPEN	*
Series Wine #2012DOMP	March 1, 2022	Dom Perignon 2012 (60 bottles)	OPEN	*
Series Wine #2006DOMP	March 1, 2022	Dom Perignon 2006 (60 bottles)	OPEN	*
Series Wine #2006CONTERNO	March 1, 2022	Giacomo Conterno, Barolo, Monfortino Riserva 2006 (12 bottles)	OPEN	*
Series Wine #2009RAYAS	March 1, 2022	Chateau Rayas, Chateauneuf-du-Pape 2009 (6 bottles)	OPEN	*
Series Wine #2013HARLAN	March 1, 2022	Harlan Estate Red 2013 (6 bottles)	OPEN	*
Series Wine #2013MARCASSIN	March 1, 2022	Marcassin Chardonnay Marcassin Vineyard 2013 (12 bottles)	OPEN	*

SERIES TABLE
SERIES NAME	QUALIFICATION DATE	UNDERLYING ASSETS	STATUS	CLOSING DATE
Series Wine #2015ROMANEE	March 1, 2022	Domaine Liger Belair La Romanee 2015 (6 bottles)	OPEN	*
Series Wine #2011CRIOTS	March 1, 2022	Domaine d’Auvenary Criots Batard Montrachet 2011 (3 bottles)	OPEN	*
Series Art #BANKSYLAUGH	March 1, 2022	Banksy, Laugh Now, 2003, Screenprint in colors on wove paper, 27.6 x 19.7 inches, Edition 50 of 150	OPEN	*
Series Comics #SUPERMAN	March 9, 2022	Superman #1, DC, 1939, CGC 1.8	OPEN	*
Series NFT #COOLCAT	April 8, 2022	Cool Cat #412	OPEN	*
Series Watch #SCHWARZENEGGER	April 8, 2022	Audemars Piguet, Royal Oak Offshore Chronograph "Arnold Schwarzenegger" reference 26007BA.OO.D088CR.01 A 18k yellow gold automatic chronograph wristwatch with date, circa 2004	OPEN	*
Series Watch #ROLEX6265	April 8, 2022	Rolex 6265/0 3972587 silver sigma dial - box and original warranty paper. ca 1975	OPEN	*
Series Watch #PEPSI	April 8, 2022	Rolex 16750 R414844, GMT, Pepsi, Steel ca 1987.	OPEN	*
Series Art #PICASSO	April 8, 2022	Pablo Picasso, Femme assise, 1922, pen and ink on paper, 11.3 x 8.8 inches	OPEN	*
Series Art #DALI	June 8, 2022	Salvador Dali, Cavaliers sur la plage (recto), Equisse d'un chevalier avec lance (verso), 1937, gouache, pen and brush, and India ink on light brown paper (recto), pen and India ink (verso), 30 7/8 x 22 7/8 inches	OPEN	*
Series Comics #HULK181	June 8, 2022	Incredible Hulk #181, Marvel Comics, November 1974, CGC 9.8	OPEN	*

* This series offering has not yet closed as of the date of this report.

Operating Results

As of June 30, 2022, the company has authorized 40 series, of which 7 were closed. Two series closed subsequent to June 30, 2022.

Revenues

Revenues are generated at the series level. As of June 30, 2022, the series have not generated any revenue.

Operating Expenses

For our series, the Managing Member will not seek reimbursement for most operating expenses, including those incurred in the ordinary course of business (e.g., storage, insurance, legal and financial costs). Our Managing Member intends to assume the cost of all the operating expenses including the operating expenses incurred during the six-month period ended June 30, 2022.

Operating Expenses	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
General and Administrative	$12,500	$0
Total Operating Expenses	$12,500	$0

As the Managing Member will assume all expenses there are no expenses allocated to the series.

At the closing of each series, the series purchases the underlying assets from the Manager. The fees for the underlying assets to Manager include the amount the Manager paid for the asset in addition to a sourcing fee of up to 25% of the of the amount paid for the underlying asset (up to approximately 20% of the gross offering proceeds) for the relevant series. See the Offering Statement for additional information regarding the sourcing fee.

Other Expenses

We incurred no other expenses for the six months ended June 30, 2022, or the six months ended June 30, 2021.

Net Loss

As a result of the cumulative effect of the foregoing factors, the company generated a net loss of $12,500 for the six months ended June 30, 2022.

Liquidity and Capital Resources

For the Series established in 2021, the Administrative Manager has chosen not to allocate costs to each Series.

In the normal course of business, the Series have and will acquire underlying assets from the Manager in exchange for cash or promissory notes, which may or may not be interest bearing. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

The company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the company’s operations for the benefit of other companies under its control.

Asset Liquidity

The amount of time that a series will hold and manage all its assets will vary depending on the type of assets being acquired by the series. We anticipate holding our assets for the following time frames:

ASSET	TIME FRAME
Wine	Minimum of one year, and a maximum of six years.
Art	Minimum of one year and a maximum of twenty years.
Watches	Minimum of one year and a maximum of twenty years.

For all of our assets, we intend to pay distributions to the extent we sell some or all of our assets. Otherwise, liquidity for investors would be obtained by transferring their interests in a series.

We intend to list our securities on StartEngine Secondary, an alternative trading system or “ATS,” operated by an affiliate of the Managing Member and Administrative Manager of our company, StartEngine Primary LLC.  However, this ATS is a new entrant to the market, and there is no guarantee that there will be frequent trading on the ATS and, specifically, trading of our shares. Further, even if there is trading, there may be no guarantee that anyone would be interested in purchasing the shares you have purchased in this offering at your desired price or any price at all.

Cash and Cash Equivalent Balances

As of June 30, 2021, the company’s cash and cash equivalents was $13,973. The cash equivalents at this point are deposits held in escrow for different series that spanned over the period end date. All of the cash equivalents have an equivalent payment that cancels this amount. As of June 30, 2022, the cash and cash equivalents were for Series Wine #2016CHAM ($5,160) and Series Sports #JAMESREFRACTOR ($8,813).

Trends

We believe there is an opportunity to use our platform to: (i) make the alternative asset markets more liquid and transparent for investors of all means and backgrounds and (ii) capture the shifting tastes of millennial retail investors.

Despite their size, the alternative assets markets that we invest in, including fine art, wine, watches, trading cards, comics, cars, memorabilia, are complex and often misunderstood due to their opaque nature. Unlike traditional asset classes such as equities or fixed income, there is a lack of transparency due to the limited publicly available data. The markets tend to be made and largely executed through private transactions, making it difficult for outsiders to gain insight.

Further, the 2018 U.S. Trust Insights on Wealth and Worth survey on wealthy household’s found that while baby boomers and older investors rely primarily on traditional stocks and bonds, younger investors, especially millennials, are more likely to incorporate alternative strategies into their investment portfolios. Millennials allocate 17% to alternatives and assets other than stocks, bonds and cash. It also found that 61% of millennial investors think it is not possible to achieve above-average returns by investing solely in stocks and bonds anymore and are looking for alternative investments. For example, the report showed that millennials are the fastest growing segment of art collectors, up 8% year-over-year and comprising 36% of total respondents. We believe these shifts in millennial investing tastes suggest there will be more interest in investing in alternative assets. We believe we are uniquely suited to capitalize on this increased interest, potentially leading to more capital for the company to work with, providing it with increased buying power and other advantages related to economies of scale, and ultimately providing greater value to investors in our company moving forward.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

STARTENGINE COLLECTIBLES FUND I LLC

FINANCIAL STATEMENTS

(UNAUDITED)

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 and DECEMBER 31, 2021 (Unaudited)

	June 30, 2022
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents						5,160	8,813		13,973
Prepaid Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT ASSETS	$-	$-	$-	$-	$-	$5,160	$8,813	$-	$13,973

LONG TERM ASSETS
Deferred Offering Costs	$-	$-	$-	$-	$-	$-	$-	$100,610	$100,610
Investments	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	146,880	$-	$242,690
TOTAL LONG TERM ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$100,610	$343,300

TOTAL ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$10,320	$155,693	$100,610	$357,273

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$5,160	$8,813	$180,610	$194,583
TOTAL CURRENT LIABILITIES	$-	$-	$-	$-	$-	$5,160	$8,813	$180,610	$194,583
TOTAL LIABILITIES	$-	$-	$-	$-	$-	$5,160	$8,813	$180,610	$194,583

MEMBERS’ DEFICIT
Member Contrtibution	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	146,880	$-	$242,690
Accumulated Deficit	$-	$-	$-	$-	$-	$-	$-	$(80,000)	$(80,000)
TOTAL MEMBERS’ DEFICIT	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$(80,000)	$162,690

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,990	$11,580	$29,310	$15,270	$11,500	$10,320	$155,693	$100,610	$357,273

	December 31, 2021
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents						-	-		-
Prepaid Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT ASSETS	$-	$-	$-	$-	$-	$-	$-	$-	$-

LONG TERM ASSETS
Deferred Offering Costs	$-	$-	$-	$-	$-	$-	$-	$100,610	$100,610
Investments	$22,990	$11,580	$29,310	$15,270	$11,500	$-	-	$-	$90,650
TOTAL LONG TERM ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$-	$-	$100,610	$191,260

TOTAL ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$-	$-	$100,610	$191,260

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$180,610	$180,610
TOTAL CURRENT LIABILITIES	$-	$-	$-	$-	$-	$-	$-	$180,610	$180,610
TOTAL LIABILITIES	$-	$-	$-	$-	$-	$-	$-	$180,610	$180,610

MEMBERS’ DEFICIT
Member Contrtibution	$22,990	$11,580	$29,310	$15,270	$11,500	$-	-	$-	$90,650
Accumulated Deficit	$-	$-	$-	$-	$-	$-	$-	$(67,500)	$(67,500)
TOTAL MEMBERS’ DEFICIT	$22,990	$11,580	$29,310	$15,270	$11,500	$-	$-	$(67,500)	$23,150

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,990	$11,580	$29,310	$15,270	$11,500	$-	$-	$113,110	$203,760

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 1, 2022, TO
JUNE 30, 2022 (Unaudited)

	January 1, 2022 to June 30, 2022
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$12,500	$12,500
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$12,500	$12,500
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$(12,500)	$(12,500)

Net Loss	$-	$-	$-	$-	$-	$-	$-	$(12,500)	$(12,500)

January 1, 2021 to June 30, 2021
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED STATEMENT OF MEMBER’S EQUITY
FOR THE PERIOD FROM JANUARY 1, 2022, TO
JUNE 30, 2022 (Unaudited)

	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
Balance, January 1, 2021	$-	$-	$-	$-	$-	-	-	-	-
Member Contributions	22,990	11,580	29,310	15,270	11,500	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, December 31, 2021	$22,990	$11,580	$29,310	$15,270	$11,500	$-	$-	$(67,500)	$23,150
Member Contributions	-	-	-	-	-	5,160	146,880	-	152,040
Accumulated Deficit	-	-	-	-	-		-	-	-
Net Loss	-	-	-	-	-		-	(12,500)	(12,500)
Balance, June 30, 2022	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$(80,000)	$162,690

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM
JANUARY 1, 2022, TO
JUNE 30, 2022 (Unaudited)

	January 1, 2022 to June 30, 2022
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$(12,500)	$(12,500)
Prepaid Expenses	-	-	-	-	-	-	-	12,500	12,500
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	(5,160)	(146,880)	-	(152,040)
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	(5,160)	(146,880)	-	(152,040)

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	5,160	8,813	-	13,973
Deferred Offering Costs	-	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	5,160	146,880	-	152,040
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	10,320	155,693	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	5,160	8,813	-	13,973
Cash at End of Period	$-	$-	$-	$-	$-	$5,160	$8,813	$-	$13,973

January 1, 2021 to June 30, 2021
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	4,000	4,000
Deferred Offering Costs	-	-	-	-	-	-	-	(4,000)	(4,000)
Member Contrtibution	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Collectibles Fund I LLC was formed on October 14, 2020 (“Inception”) in the State of Delaware. The financial statements of StartEngine Collectibles Fund I LLC, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are in Burbank, California.

The purpose of the Company and, unless otherwise provided in the applicable Series Designation, shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire, maintain and sell collectibles and other assets and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

The Managing Member of the Company, StartEngine Assets, LLC, may, at any time and from time to time cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Shares associated with any other Series, or the Members associated therewith. The terms and conditions for each Series shall be as set forth in the operating agreement and the Series Designation, as applicable, for the Series.

As the Series were not established until 2021, the company has provided unconsolidated financials for the year 2020.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has no working capital. We will rely heavily on financing from both our Administrative Manager and proposed Asset Manager and have not been guaranteed funding from either party to ensure that we can continually meet our obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through revenues from operations, member contributions or advances, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

As of June 30, 2022, the Company has elected to be taxed a C Corporation rather than a Limited Liability Company (LLC). Under these provisions, the Company will pay federal corporate income taxes on its taxable income. The Company will pay state franchise taxes. Each of the Series may elect to be taxed as a C corporation and as such will be subject to income tax at the Series level. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examination.

Risks and Uncertainties

The Company’s operations are subject to compliance with new laws and regulations. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE TO RELATED PARTIES

To date, the Administrative Manager and the proposed Asset Manager paid for the formation and offering costs of the Company, which is the included in the balance of due to members’ on the accompanying balance sheet.  The costs will be allocated to the Series pursuant to the allocation policy.  The Series will be responsible for their costs, and the amount the Managers can be reimbursed each month for a Series is capped at .5% of the aggregate gross proceeds from an offering of that Series.

For each Series established to date, the Administrative Manager has chosen not to allocate costs to the individual Series.

In the normal course of business, the Series have and will acquire underlying assets from the Manager in exchange for cash or promissory notes, which may or may not be interest bearing.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

The Company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the Company’s operations for the benefit of other companies under its control.

Economic Dependency

The Company is dependent on its Administrative Manager and proposed Asset Manager to provide certain services that are essential to the Company, including operational decisions, security offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Administrative and proposed Asset Manager and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 16, 2022. There have been no events or transactions during this time which would have a material effect on these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Formation of StartEngine Collectibles Fund I LLC(1)

2.2 Third Amended and Restated Limited Liability company Agreement of StartEngine Collectibles Fund I LLC(1)

2.3 Form of Series Designation(1)

2.4 Amended Form of Series Designation(1)

4. Form of Subscription Agreement for Series of StartEngine Collectibles Fund I LLC(1)

6.1 Form of Purchase Agreement(1)

6.2 Form of Intercompany Agreement(1)

6.3 Form of Option Agreement(1)

8.1 Form of Escrow Agreement(1)

(1)	Filed as an exhibit to the StartEngine Collectibles Fund I LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11416)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 23, 2022.

STARTENGINE COLLECTIBLES FUND I LLC
By: StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Principal Executive Officer and Principal Financial	September 23, 2022
Name: Johanna Cronin		and Accounting Officer
Title: Manager

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Managing Member	September 23, 2022
Name: Johanna Cronin
Title: Manager